

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Thomas Howells
Chief Executive Officer
City Media, Inc.
4685 South Highland Drive, Suite 202
Salt Lake City, Utah 84117

>   **Re: City Media, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 30, 2010**
>   **File No. 333-171488**

Dear Mr. Howells:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that you refer, both on the cover page and elsewhere in the prospectus, to "selling security holders" and "the selling security holder." Please revise to clarify that there are multiple holders whose shares are being registered for resale.

2.   You indicate that your common stock is not currently listed or quoted on any exchange or market. However, on page 10, under Selling Security Holder, you seem to suggest that you will be applying in the near future to have your shares quoted on the OTCBB, the Pink Sheets, or some other market. Please revise to clarify your intentions in this regard, on the cover page and throughout the filing, as appropriate.

3.   The registration of 100% of the outstanding shares "at the market" appears to be inconsistent with Rule 415(a)(4) of Regulation C, which restricts the registration of an

"at- the-market" offering to offerings into an existing trading market for outstanding shares of the same class" as well as to offerings that are not by or on behalf of the registrant. Please revise to price the offering or provide the staff with an analysis and authority for such resale registration "at the market."

Prospectus Summary, page 4

4.   Disclose that the company's assets and liabilities, accumulated deficit, and net loss for the last two fiscal years. Disclose also that the company is dependent on revenue from one or more future securities offerings in order to be able to continue its operations and attain profitability. Discuss the expected timing of any such offerings.

5.   In view of the other activities that the officers and directors appear to be involved in according to the "Business Experience" disclosure on page 21, disclose here and in a risk factor, if appropriate, the other business interests of your officers, and the percentage of their business time that the officers expect to devote to the company.

Risk Factors, page 6

General

6.   Some of your risk factors make statements that "there can be no assurance" or use similar language regarding assurances or guarantees that a given event might happen or your ability to predict whether a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees or make predictions.

7.   Please disclose the risk that this secondary offering may reduce demand for the company's common shares and thereby increase the difficulty of selling equity capital in the future.

Our inability to attract and maintain key personnel…, page 7

8.   Please revise to quantify, for example, how many additional personnel you expect to need in what time frame, and what type of personnel.

Selling Security Holder, page 10

9.   Revise to disclose that none of the selling stockholders is a broker/dealer or an affiliate of any broker/dealer. Otherwise, disclose which selling stockholders fall under such categories.

Description of Business
History, page 14

10.   Please disclose Charta's business reasons for the merger with City Media.

Distribution and Marketing Plan, page 16

11.   This section seems to indicate that you are not targeting high traffic commercial or retail
        locations. This is inconsistent with your disclosure elsewhere, including above under
        Target Demographics / Customers. Pleaser reconcile your disclosure throughout the
        prospectus.

Directors, Executive Officers, Promoters and Control Persons, page 21

12.   Please revise the description of Mr. Howells's business experience, to clarify what kind
        of business Jenson Services is, how large an enterprise it is, and the nature of Mr.
        Howells' work as an employee there, at least during the last five years. Also, briefly
        identify the other businesses mentioned. Do the same for Messrs. Trimble and Jenson.

Plan of Distribution, page

13.   In the sixth paragraph, with respect to compliance with applicable law, please state that
        the selling shareholders will comply with Regulation M.

Plan of Operation, page 19

14.   Please revise to disclose the expected timing for any future securities offerings.

Executive Compensation, page 23

15.   Please describe any plans for future compensation of officers or state that there are no
        such plans.

Additional Information, page 30

16.   Please revise to include the Commission's current address: 100 F Street, NE,
        Washington, D.C. 20549.

Recent Sales of Unregistered Securities, page 42

17.   Please provide us with a copy of any offering memoranda used in the two Regulation D
        offerings.

Signature Page

18.   Revise to indicate that the registration statement has been signed by your principal financial officer.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3366 with any questions.

                                          Sincerely,

                                          Michael Seaman
                                          Special Counsel